Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191106

HINES GLOBAL REIT II, INC.
SUPPLEMENT NO. 7, DATED DECEMBER 8, 2016
TO THE PROSPECTUS, DATED AUGUST 2, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT II, Inc., dated August 2, 2016 (the “Prospectus”), as supplemented by Supplement No. 4, dated October 5, 2016, Supplement No. 5, dated October 18, 2016 and Supplement No. 6, dated November 18, 2016. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A. to provide an update on the Hines Real Estate Investment Trust, Inc. liquidity event; and

B. to provide an additional subscription agreement for use by stockholders of Hines Real Estate Investment Trust, Inc.

A. Update Regarding Hines REIT’s Liquidity Event

The following updates the disclosure in the “Questions and Answers About This Offering” section on page 4 of the Prospectus concerning the liquidity history of programs sponsored by Hines, including Hines Real Estate Investment Trust, Inc., which we refer to as “Hines REIT”:

With the approval of its stockholders, Hines REIT has adopted a plan of liquidation and dissolution, or the Plan, and has completed the sale of most of its assets. On December 7, 2016, the board of directors of Hines REIT declared a distribution of $6.20 per share to all stockholders of record as of December 7, 2016. This distribution, which in the aggregate is equal to approximately $1.5 billion, is expected to be paid to stockholders and non-controlling interest holders (as described below) in cash on or around December 23, 2016. It is the initial liquidating distribution pursuant to the Plan, and, as such, will reduce Hines REIT’s stockholders’ remaining investment in Hines REIT. In addition to this initial liquidating distribution pursuant to the Plan, Hines REIT previously paid special distributions to its stockholders and non-controlling interest holders totaling $1.01 per share from July 2011 through April 2013. Such special distributions were designated by Hines REIT as a partial return of the stockholders’ invested capital.

Hines REIT conducts substantially all of its business through its operating partnership, Hines REIT Properties, L.P. As of September 30, 2016, Hines REIT owned a 91.1% general partner interest in Hines REIT Properties, L.P. and an affiliate of Hines, Hines 2005 VS I LP, which we refer to herein as “Hines 2005 VS”, owned a 0.5% interest in Hines REIT Properties, L.P. In addition, another affiliate of Hines, HALP Associates Limited Partnership, which we refer to herein as “HALP”, owned an 8.4% profits interest in Hines REIT Properties, L.P. as of September 30, 2016. As disclosed in Hines REIT’s definitive proxy statement filed with the Securities and Exchange Commission on August 23, 2016, as a result of the respective interest of each of Hines 2005 VS and HALP in Hines REIT Properties, L.P. as non-controlling interest holders, they will receive their pro-rata share of the liquidating distributions pursuant to the Plan. Accordingly, Hines 2005 VS and HALP will be paid initial liquidating distributions on or around December 23, 2016 of approximately $6.9 million and $128.1 million, respectively.

Hines REIT is in the process of liquidating its few remaining assets and has disclosed that it expects to make one or more additional liquidating distributions pursuant to the Plan during the first quarter of 2017. Hines REIT has disclosed that it presently expects that the aggregate liquidating distributions to its stockholders pursuant to the Plan will be within the range of $6.35 to $6.65 per share, as disclosed when Hines REIT announced the Plan. Hines REIT has indicated that there can be no assurances as to the timing or amount of any additional liquidating distributions.

B. Additional Form of Subscription Agreement

The subscription agreement attached to this Supplement is hereby added as Appendix B-3 to the Prospectus. The subscription agreement may be used by stockholders of Hines REIT who want to invest the initial liquidating distribution that they will receive from Hines REIT into shares of our common stock.

Appendix B-3

Hines Global REIT II

Subscription Agreement for Rollover of Hines REIT Liquidity Proceeds

*This Agreement must be completed and received by Hines Global REIT II's transfer agent in good order by **December 20th.***

THE HINES REIT LIQUIDITY EVENT

ATTENTION: The board of directors and shareholders of Hines Real Estate Investment Trust, Inc. ("Hines REIT") have approved and adopted a plan of liquidation and dissolution pursuant to which Hines REIT will liquidate its assets and dissolve (the "Hines REIT Liquidity Event"). Hines REIT currently expects to initially distribute a significant portion of the net proceeds from the completed asset sales to its shareholders before the end of this year (the "Initial Liquidating Distribution") and to make one or more additional liquidating distributions to its shareholders during the first quarter of 2017, after all remaining business activities are concluded. Hines REIT has announced that the Initial Liquidating Distribution will be equal to $6.20 per share and is expected to be paid on or around December 23, 2016. This means that, as a Hines REIT stockholder, you will receive an initial cash distribution equal to your current Hines REIT shares x $6.20 (the "Hines REIT Liquidity Proceeds").

This subscription agreement (this "Agreement") may be used to invest all of the Hines REIT Liquidity Proceeds you receive as a result of your investment in Hines REIT into Hines Global REIT II, Inc. ("Hines Global REIT II"). If you instead elect to receive your Hines REIT Liquidity Proceeds by check, you do not need to take any further action and may discard this Agreement. If you elect to invest in Hines Global REIT II, you must complete the applicable sections below and sign this Agreement in section 9.

Investing in shares of Hines Global REIT II involves a high degree of risk. You should purchase shares using your Hines REIT Liquidity Proceeds only if you can afford a complete loss of your investment. These risks include, among others:

- Payment of distributions is uncertain and cannot be guaranteed;
- Results obtained from an investment in Hines REIT are not a guarantee of a favorable result from an investment in Hines Global REIT II;
- Hines Global REIT II has the same sponsor as Hines REIT, but is a separate legal entity from Hines REIT and has a different strategy and portfolio of investments than Hines REIT;
- The receipt of the Hines REIT Liquidity Proceeds may be a taxable transaction for you and if you invest all of your Hines REIT Liquidity Proceeds in Hines Global REIT II, you will be required to use funds other than the Hines REIT Liquidity Proceeds to pay any taxes due as a result of your receipt of the Hines REIT Liquidity Proceeds. You should consult your own tax advisor concerning the tax consequences of receiving the Hines REIT Liquidity Proceeds.

See the "Risk Factors" section of the Hines Global REIT II prospectus enclosed herewith for a description of other potential risks of investing in Hines Global REIT II.

1 CURRENT HINES REIT ACCOUNT INFORMATION *(SSN or TIN Required)*

Name(s) on the Account	Social Security Number/TIN	Hines Account Number

2 INVESTMENT METHOD

*Please complete this section to redirect your Hines REIT Liquidity Proceeds towards the purchase of shares in Hines Global REIT II. This Agreement must be completed and received by Hines Global REIT II's transfer agent in good order by **December 20th**.*

A. Method *(required)*

I wish to invest all of my Hines REIT Liquidity Proceeds into Hines Global REIT II. Select ONE of the following *(required)*:

☐ **A.** I would like to use the **SAME** registration information from my Hines REIT account to open my Hines Global REIT II account.
(**Next steps** - complete sections 3, 4, 8, and 9)

☐ **B.** I would like to register my **NEW** Hines Global REIT II, Inc. account DIFFERENTLY than my Hines REIT account.
(**Next steps** - complete ALL sections)

☐ **C.** As an **EXISTING** shareholder of Hines Global REIT II, I would like to use my Hines REIT Liquidity Proceeds to purchase additional shares of Hines Global REIT II.
(**Next steps** - enter existing Hines Global REIT II account information below and complete sections 8 and 9)

Name(s) on the Account	Social Security Number/TIN	Hines Global REIT II Account Number

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3 SHARE CLASS SELECTION *(required)*

☐ **Share Class A**

☐ **A. Rights of Accumulation** Please link the tax identification numbers or account numbers listed for rights of accumulation privileges, so that this and future purchases will receive any discount for which they are eligible.

Tax ID/SSN(s) or Account Number(s)

☐ **B. Net Commission Purchases** Please check this box if you are eligible for a Net Commission Purchase. Net commission purchases are available to: employees (and their spouses, parents and minor children) of a Broker-Dealer, employees (and their spouses, parents and minor children) of Hines and its affiliates, participants in a wrap account or commission replacement account approved for a discount by the Broker-Dealer, RIA, bank trust account, endowment, foundation, pension fund, etc.

Designate purchase type: ☐ Fee Based Purchase (3936) ☐ Financial Advisor Purchase (55) ☐ RIA Purchase (56)

☐ **Share Class T**

4 SELECT HOW YOU WANT TO RECEIVE YOUR DISTRIBUTIONS *(Select only one)*

Complete this section to enroll in the Distribution Reinvestment Plan or to elect to receive cash distributions.

I hereby subscribe for Shares of Hines Global REIT II and elect the distribution option indicated below:

A. ☐ **Distribution Reinvestment Plan** *(See Prospectus for details)*

For Custodial held accounts, if you elect cash distributions the funds must be sent to the Custodian.

B. ☐ **Cash/Check Mailed to the address set forth above** *(Available for Non-Custodial Investors only.)*

C. ☐ **Cash/Check Mailed to Third Party/Custodian**

Name/Entity Name/Financial Institution		Mailing Address	
City	State	Zip Code	Account Number *(Required)*

D. ☐ **Cash/Direct Deposit** Attach a pre-printed voided check. *(Non-Custodian Investors Only)*

I authorize Hines Global REIT II or its agent to deposit my distribution into my checking or savings account. This authority will remain in force until I notify Hines Global REIT II in writing to cancel it. In the event that Hines Global REIT II deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

Financial Institution Name	Mailing Address	City	State
Your Bank's ABA Routing Number		Your Bank Account Number	

Please Attach a Pre-printed Voided Check

5 OWNERSHIP TYPE *(Select only one)*

Non-Custodial Account Type	***Third Party Custodial Account Type***
Brokerage Account Number ________________________	Custodian Account Number ________________________
☐ Individual or Joint Tenant with Rights of Survivorship ☐ Transfer on Death *Optional designation. Not available for Louisiana residents. See Section 6D.*	☐ IRA
☐ Tenants in Common	☐ Roth IRA
☐ Community Property	☐ SEP IRA
☐ Uniform Gift/Transfer to Minors	☐ Simple IRA
State of__________________	☐ Other ______________________________
☐ Pension Plan *Include Certification of Investment Powers Form*	Custodian Information *(To be completed by Custodian)*
☐ Trust *Include Certification of Investment Powers Form*	Custodian Name________________________________
☐ Corporation / Partnership / Other *Corporate Resolution or Partnership Agreement Required*	Custodian Tax ID # ______________________________
	Custodian Phone # ______________________________

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6 INVESTOR INFORMATION

A. Investor Name *(Investor/Trustee/Executor/Authorized Signatory Information)*

*(Residential street address **MUST** be provided. See Section 7 if mailing address is different than residential street address.)*

First Name	(MI)	Last Name	Gender

Social Security Number	Date of Birth (MM/DD/YYYY)	Daytime Phone Number

Residential Street Address	City	State	Zip Code

If Non-U.S. Citizen, Specify Country of Citizenship and Select One below ***(required)***

☐ Resident Alien ☐ Non-Resident Alien *(Attach a completed Form W8-BEN)*

____
Country of Citizenship

B. Co-Investor Name *(Co-Investor/Co-Trustee/Co-Authorized Signatory Information, if applicable)*

First Name	(MI)	Last Name	Gender

Social Security Number	Date of Birth (MM/DD/YYYY)	Daytime Phone Number

Residential Street Address	City	State	Zip Code

If Non-U.S. Citizen, Specify Country of Citizenship and Select One below ***(required)***

☐ Resident Alien ☐ Non-Resident Alien *(Attach a completed Form W8-BEN)*

____
Country of Citizenship

C. Entity Name - Retirement Plan/Trust/Corporation/Partnership/Other

*(Trustee(s) and/or authorized signatory(s) information **MUST** be provided in Sections 6A and 6B)*

Entity Name	Tax ID Number	Date of Trust

Entity Type *(Select one. **Required**)*

☐ Retirement Plan ☐ Trust ☐ S-Corp ☐ C-Corp ☐ LLC ☐ Partnership

☐ Other ______________________________

Exemptions

(See Form W-9 instructions at www.irs.gov)

Exempt payee code *(if any)* ____________

Exemption from FATCA reporting code *(if any)* ____________

D. Transfer on Death Beneficiary Information *(Individual or Joint Account with rights of survivorship only.) (Not available for Louisiana residents.) (Beneficiary Date of Birth required. Whole percentages only; must equal 100%.)*

First Name	(MI)	Last Name	SSN:	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary_____%
First Name	(MI)	Last Name	SSN:	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary_____%
First Name	(MI)	Last Name	SSN:	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary_____%
First Name	(MI)	Last Name	SSN:	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary_____%

7 MAILING ADDRESS *(If different than residential street address provided in Section 6A)*

Address	City	State	Zip Code

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8 BROKER-DEALER/FINANCIAL ADVISOR/RIA INFORMATION *(Required Information. All fields must be completed)*

The Financial Advisor must sign below to complete the order. The Financial Advisor hereby warrants that he/she is duly licensed and may lawfully sell Shares in the state designated as the investor's legal residence.

Broker-Dealer/RIA Firm	Financial Advisor Name/RIA Name	
Advisor Mailing Address		
City	State	Zip Code
Financial Advisor/CRD Number / Branch/IARD Number	Telephone Number	
E-mail Address	Fax Number	

Please note that unless previously agreed to in writing by Hines Global REIT II, all sales of securities must be made through a Broker-Dealer, including when an RIA has introduced the sale. In all cases, Section 8 must be completed.

The undersigned confirm(s) which confirmation is made on behalf of the Broker-Dealer with respect to sales of securities made through a Broker-Dealer, that they (i) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (ii) have discussed such investor's prospective purchase of Shares with such investor; (iii) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the Shares; (iv) have delivered or made available a current Prospectus and related supplements, if any, to such investor; (v) have reasonable grounds to believe that the investor is purchasing these Shares for his or her own account; and (vi) have reasonable grounds to believe that the purchase of Shares is a suitable investment for such investor, that such investor meets the suitability standards applicable to such investor set forth in the Prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto. The undersigned Financial Advisor further represents and certifies that, in connection with this subscription for Shares, he or she has complied with and has followed all applicable policies and procedures under his or her firm's existing Anti-Money Laundering Program and Customer Identification Program.

X _______________ *Financial Advisor Signature/RIA Signature* _______ *Date*

X _______________ *Branch Manager Signature (If required by Broker-Dealer)* _______ *Date*

9 SUBSCRIBER SIGNATURES

Hines Global REIT II is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. We may also ask to see other identifying documents. If you do not provide the information, Hines Global REIT II may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account.

Please separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make the representations on your behalf. In order to induce Hines Global REIT II to accept this subscription, I hereby represent and warrant to you as follows:

PLEASE NOTE: ALL ITEMS MUST BE READ AND INITIALED

(a)	A copy of the Final Prospectus was delivered to me at least five business days before the date of this agreement.	*Initials*	*Initials*
(b)	I/We have (i) a minimum net worth (not including home, home furnishings and personal automobiles) of at least $250,000, or (ii) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000.	*Initials*	*Initials*
(c)	In addition to the general suitability requirements described above in 9(b), I/we meet the higher suitability requirements, if any, imposed by my state of primary residence as set forth in the Prospectus under "SUITABILITY STANDARDS."	*Initials*	*Initials*
(d)	I acknowledge that there is no public market for the Shares and, thus, my investment in Shares is not liquid.	*Initials*	*Initials*
(e)	I am purchasing the Shares for my own account.	*Initials*	*Initials*

STATE-SPECIFIC REQUIREMENTS

(f)	If I am an **Alabama** resident, I have a liquid net worth of at least 10 times my investment in Hines Global REIT II and its affiliated programs.	*Initials*	*Initials*
(g)	If I am a **Kansas** resident, I understand that it is recommended by the Office of the Kansas Securities Commissioner that Kansas investors limit their total investment in this offering and in the securities of similar programs to not more than 10% of such investor's liquid net worth. For this purpose, "liquid net worth" is that portion of net worth (total assets minus total liabilities) which consists of cash, cash equivalents and readily marketable securities as determined in conformity with Generally Accepted Accounting Principles.	*Initials*	*Initials*

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9 SUBSCRIBER SIGNATURES *(continued)*

(h) If I am a **Kentucky** resident, I shall not invest more than 10% of my liquid net worth (cash, cash equivalents and readily marketable securities) in the shares of Hines Global REIT II or the shares of Hines Global REIT II's affiliates' non-publicly traded real estate investment trusts.

Initials *Initials*

(i) If I am a **Massachusetts** resident, my investment in Hines Global REIT II and in other illiquid direct participation programs may not exceed 10% of my liquid net worth.

Initials *Initials*

(j) If I am a **Nebraska** resident, I must either (i) limit my investment in Hines Global REIT II and in securities of other non-traded REIT programs to 10% of my net worth (exclusive of home, home furnishings, and automobiles) or (ii) be an accredited investor within the meaning of the Federal securities laws (17 C.F.R. § 230.501), because an investment by an accredited investor is not subject to the limitation set forth in clause (i) of this section 7(j).

Initials *Initials*

(k) If I am a **New Jersey** resident, I have either (i) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (ii) a minimum liquid net worth of $350,000. For these purposes, "liquid net worth" is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, my investment in Hines Global REIT II, its affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of my liquid net worth.

Initials *Initials*

(l) If I am an **Ohio** resident, I understand that it shall be unsuitable of my aggregate investment in shares of Hines Global REIT II, affiliates of Hines Global REIT II, and in other non-traded real estate investment programs to exceed ten percent (10%) of my liquid net worth. "Liquid net worth" shall be defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Initials *Initials*

I declare that the information supplied above is true and correct and may be relied upon by the Company. I acknowledge that the Broker-Dealer/Financial Advisor (Broker-Dealer/Financial Advisor of record) indicated in Section 8 of this Subscription Agreement and its designated clearing agent, if any, will have full access to my account information, including the number of shares I own, tax information (including the Form 1099) and redemption information. Investors may change the Broker-Dealer/Financial Advisor of record at any time by contacting Hines Investor Relations at the number indicated below.

TAXPAYER IDENTIFICATION/SOCIAL SECURITY NUMBER CONFIRMATION (required): The investor signing below, under penalties of perjury, certifies: (i) that the number shown on this subscription agreement is my correct taxpayer identification number (or I am waiting for a number to be issued to me); (ii) that I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; (iii) I am a U.S. person (including a resident alien); and (iv) The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct. NOTE: You must cross out (ii) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

X *Signature of Investor* | *Date* | X *Signature of Co-Investor or Custodian (if applicable)* | *Date*

10 MISCELLANEOUS

If investors participating in the Distribution Reinvestment Plan or making subsequent purchases of Shares of Hines Global REIT II experience a material adverse change in their financial condition or can no longer make the representations or warranties set forth in Section 9 above, they are asked to promptly notify Hines Global REIT II and the Broker-Dealer in writing.

No sale of Shares may be completed until at least five business days after you receive the final Prospectus. You will receive a written confirmation of your purchase. Subscribers are encouraged to read the Prospectus in its entirety for a complete explanation of an investment in the Shares of Hines Global REIT II.

Before You Mail

- **Have You Completed all required information?**
  Investors who elected to register their Hines Global REIT II account differently than their Hines REIT account (referenced in section 2-B) must provide their Social Security Number, Date of Birth and Residential Address in section 6.
- **Are you opening a Trust or Entity type account?**
  Enclose additional required documentation as indicated in section 5.
- **Are you requesting ACH Direct Deposit?**
  A pre-printed voided check is required.

For assistance completing this form, contact Hines Investor Relations at 888.220.6121

Mail to: Hines Global REIT II ■ P.O. Box 219010 ■ Kansas City, MO 64121-9010
Overnight Mail: Hines Global REIT II ■ 430 W. 7th St. ■ Kansas City, MO 64105

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